SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 9, 2014

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

Explanatory Note

The purpose of this Report on Form 6-K is (1) to republish QIWI’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014, which were furnished to the SEC on a Report on Form 6-K dated May 21, 2014, and adding thereto the notes to the unaudited interim condensed consolidated financial statements and (2) to publish an operating and financial review and prospects with respect to the three months ended March 31, 2013 and 2014.

Results of Operations

Set out below are our consolidated statements of operations data for the three months ended March 31, 2013 and 2014:

	Three months ended
	March 31, 2013	March 31, 2014	March 31, 2014
	(unaudited)	(unaudited)	(unaudited)
in millions	RUB	RUB	USD(1)
Revenue	2,533	3,259	91
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,476	1,688	47
Selling general and administrative expenses	543	582	16
Depreciation and amortization	26	84	2
Profit from operations	487	905	25

Impairment of investment in associates	—	(3)	—
Other income	11	—	—
Other expenses	(1)	(5)	—
Foreign exchange gain / (loss), net	3	(2)	—
Share of loss of associates	(8)	(7)	—
Interest income	4	1	—
Interest expense	(6)	(11)	—

Profit before tax	490	878	25
Income tax expense	(136)	(190)	(5)

Net profit	354	688	19
Attributable to:
Equity holders of the parent	365	704	20
Non-controlling interests	(12)	(16)	—

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.

Revenue

Revenue for the three months ended March 31, 2014 was RUB 3,259 million, an increase of 29%, or RUB 727 million, compared to the same period in 2013. This increase was primarily due to an increase in payment processing fees. Payment processing fees for the three months ended March 31, 2014 were RUB 2,756 million, an increase of 29%, or RUB 619 million, compared to the same period in 2013. The increase in payment processing fees resulted primarily from an increase in payment volumes by 20%, from RUB 124.5 billion to RUB 149.6 billion.

The number of active kiosks and terminals was 167,713 as of March 31, 2014, an increase of 1% compared to March 31, 2013. The number of active Visa Qiwi Wallet accounts was 15.6 million as of March 31, 2014, an increase of 20% compared to March 31, 2013.

Advertising revenue for the three months ended March 31, 2014 was RUB 72 million, a decrease of 46%, or RUB 61 million, compared to the same period in 2013. This decrease was primarily due to reduced advertising by retail banks.

Ancillary revenue for the three months ended March 31, 2014 was RUB 320 million, an increase of 22%, or RUB 57 million, compared to the same period in 2013, primarily as a result of increased revenue from cash and settlement services, increased revenue from rent of space of kiosks, following our acquisition of Blestgroup Enterprises Limited in December 2013, and increased interest revenue and gain from currency swaps, partially offset by a decrease in interest revenue from agents’ overdrafts.

Operating expenses

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the three months ended March 31, 2014 was RUB 1,688 million, an increase of 14%, or RUB 212 million, compared to the same period in 2013. Transaction costs were RUB 1,266 million in the three months ended March 31, 2014, an increase of 7%, or RUB 82 million, compared to the same period in 2013. We attribute this increase in transaction costs primarily to an increase in total payment volume.

Compensation to employees and related taxes for the three months ended March 31, 2014 was RUB 306 million, an increase of 35%, or RUB 79 million, compared to the same period in 2013, primarily due to an increase in salaries and, to a lesser extent, a slight increase in headcount.

Ancillary expenses for the three months ended March 31, 2014 were RUB 116 million, an increase of 77%, or RUB 65 million, compared to the same period in 2013. The increase in ancillary expenses primarily resulted from an increase in the cost of rent of space for kiosks, due to our acquisition of Blestgroup Enterprise Limited, and an increase in other expenses, including expenses relating to our call centers, partially offset by a decrease in advertising commissions.

Total adjusted net revenue

Total adjusted net revenue for the three months ended March 31, 2014 was RUB 1,877 million, an increase of 46% compared with RUB 1,284 million during the same period in 2013. Average net revenue yield increased by 23 bps, from 1.03% for the three months ended March 31, 2013 to 1.26% for the three months ended March 31, 2014. Excluding inactivity fees, average net revenue yield increased by 18 bps, from 0.99% for the three months ended March 31, 2013 to 1.17% for the three months ended March 31, 2014.

Payment adjusted net revenue was RUB 1,362 million for the three months ended March 31, 2014, an increase of 51% compared with RUB 900 million during the same period in 2013. Payment adjusted net revenue growth was predominantly driven by an increase in payment volume and net revenue yield in the E-commerce, Financial Services and Money Remittances market segments.

Other adjusted net revenue was RUB 515 million for the three months ended March 31, 2014, an increase of 34% compared with RUB 383 million during the same period in 2013. Inactivity fees for the first quarter were RUB 127 million compared with RUB 55 million during the same period in 2013 as such fees were not charged for most of the first quarter 2013. Other adjusted net revenue excluding revenue from fees for inactive accounts increased 18% compared with the same period in 2013 primarily due to the increased revenue from cash and settlement services and from interest income.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended March 31, 2014 were RUB 582 million, an increase of 7%, or RUB 39 million, from the same period in 2013. This increase was primarily due to an increase of professional fees, an increase in rent of premises and related utility expenses, following our relocation to our new headquarters at the end of 2013, an increase in office maintenance expense, and an increase in bad debt expense, partially offset by a decrease in offering expenses and a decrease in compensation to employees and related taxes.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2014 was RUB 84 million, an increase of 223%, or RUB 58 million, compared to the same period in 2013. This increase resulted primarily from capitalization of significant fixed assets in the fourth quarter of 2013 following our move to new office premises and the acquisition of new software.

Income tax

Income tax for the three months ended March 31, 2014 was RUB 190 million, an increase of 40%, or RUB 136 million, compared to the same period in 2013, primarily due to the increase in pre-tax income. Our effective tax rate decreased by approximately 6 percentage points primarily driven by growth of operations in jurisdictions with lower tax rates relative to those with higher tax rates.

Segment Reporting

Beginning January 1, 2014, we revised our financial reporting structure such that we have one financial reporting segment. We decided to consolidate our previous financial reporting segments, Visa QIWI Wallet and QIWI Distribution, in order to better reflect our underlying business in light of the growing interconnectedness and interrelation between Visa QIWI Wallet and QIWI Distribution.

Liquidity and capital resources

Our principal sources of liquidity are cash on hand, deposits received from agents and consumers, and revenues generated from our operations.

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. Although our current liabilities generally exceed our current assets, we believe that our working capital is sufficient to meet our current obligations since we do not expect our agents to withdraw their deposits in the short term.

Our balance of cash and cash equivalents as of March 31, 2014 was RUB 8,128 million compared to RUB 11,637 million as of December 31, 2013. Cash and cash equivalents comprise cash at banks and cash on hand and short-term deposits with an original maturity of three months or less.

An important part of our credit risk management and payment settlement strategy relies on deposits we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts and loans for processing payments.

Similarly, certain of our merchants (primarily MegaFon, VimpelCom and MTS) request that we make deposits with them in relation to payments processed through our kiosks. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of March 31, 2014, deposits received from agents and individual customers were RUB 5,553 million, compared to RUB 12,352 million as of December 31, 2013. As of March 31, 2014, deposits issued to our merchants were RUB 756 million, compared to RUB 1,939 million as of December 31, 2013.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system and the acquisition and development of software that we use in operations. Capital expenditures were RUB 81 million for the three months ended March 31, 2014, relating primarily to expenditures for our new office premises and to software purchases, and RUB 12 million for the three months ended March 31, 2013. As of March 31, 2014, we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the three months ended March 31, 2013 and 2014:

	Three months ended
	March 31, 2013	March 31, 2014	March 31, 2014
	(unaudited)	(unaudited)	(unaudited)
in millions	RUB	RUB	USD(1)
Net cash flow used in operating activities	(4,491)	(4,182)	(117)
Net cash flow used in/generated from investing activities	(540)	425	12
Net cash flow generated from financing activities	9	341	10
Effect of exchange rate changes on cash and cash equivalents	2	1	—
Net decrease in cash and cash equivalents	(4,996)	(3,509)	(98)
Cash and cash equivalents at the beginning of the period	9,943	11,637	326
Cash and cash equivalents at the end of the period	4,947	8,128	228

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.

Cash flows from operating activities

Net cash used in operating activities for the three months ended March 31, 2014 was RUB 4,182 million, compared to RUB 4,491 million for the same period in 2013. The primary driver for the decrease in cash used in operating activities was an increase in operating profit before changes in working capital in the three months ended March 31, 2014, compared to the three months ended March 31, 2013 due to increased profitability. We generally generate negative cash flow from operating activities in the first three months of the year due to seasonality as we receive higher deposits from agents immediately before the end of the calendar year to ensure consumer payments can be made during the Russian Christmas and New Year holidays and a change in timing of payment of deposits with larger merchants immediately prior to year end and a return of these deposits during the first six months of the following year.

Cash flows from investing activities

Net cash flows generated from investing activities for the three months ended March 31, 2014 was RUB 425 million, compared to net cash used in investing activities of RUB 540 million for the same period in 2013. The decrease in net cash used in investing activities was primarily due reduced investment in debt instruments.

Cash flows generated from financing activities

Net cash generated from financing activities for the three months ended March 31, 2014 was RUB 341 million, compared to RUB 9 million for the same period in 2013. The increase in net cash generated from financing activities was primarily due to borrowing incurred from our overdraft facility with VTB Bank.

Borrowings

As of March 31, 2014, our outstanding borrowings consisted of loans to our subsidiaries from non-controlling shareholders of RUB 133 million, other borrowings of RUB 10 million, and overdrafts, including the VTB Bank overdraft facility, of RUB 316 million. The VTB Bank overdraft facility is due in December 2014. All other borrowings (except for overdrafts) are due in 2015-2016.

Off-Balance Sheet Items

We do not have any off-balance sheet financing arrangements.

Other Selected Financial and Operating Data

	Three months ended
	March 31, 2013	March 31, 2014	March 31, 2014
	(unaudited)	(unaudited)	(unaudited)
in millions	RUB	RUB	USD(1)
Payment Adjusted Net Revenue	900	1,362	38.2
E-commerce	249	380	10.6
Financial services	188	375	10.5
Money remittances	71	184	5.2
Telecom	314	312	8.8
Other	78	111	3.1
Other Adjusted Net Revenue	383	515	14.4

Total Adjusted Net Revenue	1,284	1,877	52.6

Adjusted EBITDA	611	1,068	29.9

Adjusted Net Profit	455	785	22.0

Payment volume (billion)(2)	124.5	149.6	4.2

E-commerce	14.6	17.4	0.5
Financial services	31.1	47.3	1.3
Money remittances	6.0	13.1	0.4
Telecom	61.6	58.4	1.6
Other	11.3	13.2	0.4

Payment average net revenue yield	0.72%	0.91%	0.91%

E-commerce	1.71%	2.18%	2.18%
Financial services	0.61%	0.79%	0.79%
Money remittances	1.18%	1.40%	1.40%
Telecom	0.51%	0.53%	0.53%
Other	0.69%	0.84%	0.84%

Total average Net Revenue Yield	1.03%	1.26%	1.26%
Active kiosks and terminals (units)	166,154	167,713	167,713
Active Qiwi Wallet accounts(4)	13.0	15.6	15.6

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.
(2)	Payment volume by market segments and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market segments less intra-group eliminations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	Active VISA Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

Non-IFRS Financial Measures and Supplemental Financial Information

This report presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.

	Three months ended
	March 31, 2013	March 31, 2014	March 31, 2014
	(unaudited)	(unaudited)	(unaudited)
in millions, except per share data	RUB	RUB	USD(1)
Revenue	2,533	3,259	91.3
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,476	1,688	47.3
Plus: Compensation to employees and related taxes	227	306	8.6

Total Adjusted Net Revenue	1,284	1,877	52.6

Payment Revenue(2)	2,084	2,628	73.6
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,372	1,513	42.4
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	188	247	6.9

Payment Adjusted Net Revenue	900	1,362	38.2

Other Revenue(5)	449	631	17.7
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	104	175	4.9
Plus: Compensation to employees and related taxes allocated to other revenue(4)	38	59	1.7

Other Adjusted Net Revenue	383	515	14.4

Payment Adjusted Net Revenue	900	1,362	38.2
E-commerce	249	380	10.6
Financial services	188	375	10.5
Money remittances	71	184	5.2
Telecom	314	312	8.8
Other	78	111	3.1
Other Adjusted Net Revenue	383	515	14.4

Total Adjusted Net Revenue	1,284	1,877	52.6

Net Profit	354	688	19.3

Plus:
Depreciation and amortization	26	84	2.4
Other income	(11)	(0)	(0.0)
Other expenses	1	5	0.1
Foreign exchange (loss) gain, net	(3)	2	0.1
Share of loss of associates	8	7	0.2
Impairment of investment in associates	—	3	0.1
Interest income	(4)	(1)	(0.0)
Interest expenses	6	11	0.3
Income tax expenses	136	190	5.3
Offering expenses	20	—	—
Share-based payments expenses	78	79	2.2

Adjusted EBITDA	611	1,068	29.9

Adjusted EBITDA margin	47.6%	56.9%	56.9%
Net profit	354	688	19.3
Amortization of fair value adjustments	6	22	0.6
Offering expenses	20	—	—
Share-based payments expenses	78	79	2.2
Effect of taxation of the above items	(1)	(4)	(0.1)

Adjusted Net Profit	455	785	22.0

Adjusted Net Profit per share:
Basic	8.76	15.04	0.42
Diluted	8.75	14.78	0.41
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,177	52,177
Diluted	52,048	53,078	53,078

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.

Exhibits

99.1	Unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: June 9, 2014	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer